Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

RECEIVED
2005 NOV 23 P 6:14

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 847 82 31
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	22 November 2005	No of sheets:	2

SUPPL

Current report 55/2005

The Management Board of KGHM Polska Miedź S.A. announces that it received an announcement dated 21 November 2005, in which JPMorgan Chase & Co. with registered head office at 125 London Wall, London, EC2Y 5AJ, United Kingdom, on behalf of itself and its subsidiaries, notifies that, as a result of the sale of shares of KGHM Polska Miedź S.A., JPMorgan Chase & Co. holds directly or indirectly interest in the Company, granting the total right to less than 5% of the total number of votes, i.e. 4.76% as detailed below:

Ordinary shares

	Shares	Votes	Shares % of total	Votes % of total
J.P. Morgan Securities Ltd.	875 379	875 379	0.44%	0.44%
J.P. Morgan Investment Management Limited	43 761	43 761	0.02%	0.02%
J.P. Morgan Investment Management Inc	229 220	229 220	0.11%	0.11%
J P Morgan Chase Bank	248 200	248 200	0.12%	0.12%
J P Morgan Asset Management (UK) Limited	26 600	26 600	0.01%	0.01%
Total interest ordinary shares	**1 423 160**	**1 423 160**	**0.71%**	**0.71%**

05012838

PROCESSED
NOV 29 2005
THOMSON FINANCIAL

Exemption number: 82 4639

GDRs

	Shares	Votes	Shares % of total	Votes % of total
J.P. Morgan Fleming Asset Management (Japan) Limited	684 828	1 369 656	0.68%	0.68%
JP Morgan Asset Management (UK) Limited	3 366 434	6 732 868	3.37%	3.37%
Total interest GDRs	**4 051 262**	**8 102 524**	**4.05%**	**4.05%**

Total interest in KGHM (in ordinary shares)	**9 525 684**	**9 525 684**	**4.76%**	**4.76%**

Previously, according to the announcement dated 4 October 2005, JPMorgan Chase & Co. held directly or indirectly interest in the Company, granting the total right to 5.02% of the total number of votes (10 051 640).
The Management Board of KGHM Polska Miedź S.A. announces that the depositary bank in the GDR program is Deutsche Bank Trust Company Americas. The total number of shares issued by KGHM Polska Miedź S.A. amounts to 200 000 000. All of these shares are ordinary bearer shares. The maximum amount of votes arising from all issued shares is 200 000 000.

Legal basis:
art.70 point 1 of the Public Offering, Conditions Governing the Introduction of Financial Instruments to Organised Trading, and Public Companies 29 July 2005 - Journal of Laws Nr 184, item 1539.

WICEPREZES ZARZĄDU
Wiktor Błądek

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego i Relacji Inwestorskich
Andrzej Kowalczyk